              Filed by Mattson Technology, Inc. (Commission File No.: 000-24838)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                         Subject Company: CFM Technologies, Inc.
                                                  Commission File No.: 000-27498

                           Power Point Presentation
                           Mattson Technology, Inc.



[LOGO OF MATTSON THE POWER OF THREE]

"Quality people delivering superior
technology, productivity and support"
-------------------------------------------------

[GRAPHIC OF THREE INTERLOCKING CIRCLES, ONE DISPLAYING CFM LOGO, ONE DISPLAYING STEAL LOGO AND ONE DISPLAYING MATTSON LOGO]



                                            [LOGO OF MATTSON THE POWER OF THREE]

Disclaimer
-------------------------------------------------
The purpose of this presentation is to provide background information and management's analysis of the proposed business combination among Mattson Technology Inc., the Semiconductor-equipment Division of Steag Electronic Systems AG (excluding Steag's optical storage and photomask operations) and CFM Technologies Inc. Unless otherwise indicated, all information relating to the three parties is estimated pro-forma information assuming completion of the transaction.

CERTAIN STATEMENTS MADE DURING THIS PRESENTATION WILL CONCERN MATTERS THAT ARE NOT HISTORICAL FACD ARE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS MADE DURING THIS PRESENTATION ARE MADE PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS REGARDING, AMONG OTHER MATTERS, MATTSON'S FUTURE FINANCIAL PERFORMANCE AND THE COMPLETION OF THE STEAG AND CFM ACQUISITIONS. FORWARD LOOKING STATEMENTS ADDRESS MATTERS WHICH ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING RISKS RELATING TO SATISFACTION OF CONDITIONS TO THE PENDING ACQUISITIONS AND RISKS OF INTEGRATION, THE TIMING OF SIGNIFICANT ORDERS, THE ABILITY OF THE COMPANY TO BRING NEW SYSTEMS TO MARKET, THE TIMING OF NEW PRODUCT RELEASES BY THE COMPANY'S COMPETITORS, SLOWDOWNS IN THE SEMICONDUCTOR INDUSTRY AND OTHER COMPETITIVE FACTORS. REFERENCE IS MADE TO THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FURTHER DISCUSSION OF RISKS AND UNCERTAINTIES REGARDING THE COMPANY'S BUSINESS.

MATTSON TECHNOLOGY, INC. (MATTSON) AND CFM TECHNOLOGIES, INC. (CFM) WILL BE FILING JOINT PROXY STATEMENTS / PROSPECTUSES AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE SEC). INVESTORS ARE URGED TO READ THE PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS SHOULD READ THE PROXY STATEMENT / PROSPECTUS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, www.sec.gov, AND AT THE SEC PUBLIC REFERENCE ROOMS
                             -----------
IN WASHINGTON D.C., NEW YORK, NEW YORK, AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR MORE INFORMATION ON PUBLIC REFERENCE ROOMS. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY MATTSON MAY BE OBTAINED FREE OF CHARGE BY CONTACTING PETER BROWN OF MATTSON AT (800) MATTSON. DOCUMENTS FILED WITH THE SEC BY CFM MAY BE OBTAINED FREE OF CHARGE BY CONTACTING JEFF RANDALL OF CFM AT
(610) 280-8300.

MATTSON AND ITS DIRECTORS AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE DEEMED, UNDER SEC RULES, TO BE SOLICITING PROXIES FROM MATTSON'S AND CFM'S
STOCKHOLDERS IN FAVOR OF THE PROPOSED MERGER. INFORMATION REGARDING THE
IDENTITY OF THESE PERSONS, AND THEIR INTERESTS IN THE SOLICITATION, IS SET
FORTH IN A SCHEDULE 14A FILED WITH THE SEC ON JULY 13, 2000, AND AVAILABLE
FREE OF CHARGE AT THE SEC WEBSITE AND PUBLIC REFERENCE ROOMS, AND FROM THE MATTSON CONTACT NAMED ABOVE.
                                            [LOGO OF MATTSON THE POWER OF THREE]

Overview
-------------------------------------------------

     .    The Market & the Business Cycle

     .    Mattson history & strategy

     .    What is the deal and "Why it's great!"

     .    the New Mattson Technology

     .    Integration Issues or "Why it's bad!"

                                            [LOGO OF MATTSON THE POWER OF THREE]

Semiconductor Equipment
"We ARE an Internet Infrastructure Co." !@X*XO&!
-------------------------------------------------

                                     Size             CAGR           Status

                                                                     Leading
Electronics Industry             $1 Trillion           9%           Industry

   Semiconductors                $150 Billion         16%           "Driver"

       Semi
       Equip                      $40 Billion         20%           "Enabler"


                                            [LOGO OF MATTSON THE POWER OF THREE]

We appear to be early in the cycle
-------------------------------------------------

               Global GDP Growth VS. Semiconductor Revenue Growth

                   [GRAPH COMPARING GLOBAL GDP GROWTH WITH
                   SEMICONDUCTOR REVENUE GROWTH OVER THE
                    PERIOD FROM 1970 TO 2000 (ESTIMATED)]

                                            [LOGO OF MATTSON THE POWER OF THREE]

Mattson History
-------------------------------------------------

'89 Founded by Brad Mattson Founder of Novellus

'93 to '96 CAGR = 175%

'99 sees 75% growth with CVD coming on

1989  1991  1993  1995  1997  1999  2000

'96 to '98 Investments in new products during downturn

2000 $200M Revenue (greater than)500 employees

                                            [LOGO OF MATTSON THE POWER OF THREE]

Next 10 years we need
"Technology with Productivity"
-------------------------------------------------

Productivity Factors                      Last 10 Yrs   Next 10 Yrs

Positive Effects - Yield                      3X            1.1X
                   Feature Size (2x)2         4X             5X
                   Wafer Size (2x)2           4X            2.2X
                   Capital Utilization       1.5X           1.2X
Productivity Gains                           +72X           +14X

Negative Effects -- Equipment Cost           -3X            -2X
                    Equipment Throughput    -1.3X           +3X

Capital Productivity                         -4X           +1.3

Net Productivity                             +18X         +18X

Source: Intel & Company data                [LOGO OF MATTSON THE POWER OF THREE]

Mattson Combines
Productivity & Technology
-------------------------------------------------       [PHOTOGRAPH OF
                                                         ASPEN PLATFORM]
                              Aspen Platform

Aspen Strip and LiteEtch        [DIAGRAM OF ASPEN PLATFORM
                                 WITH PROCESS CHAMBERS]

Aspen PECVD                     [DIAGRAM OF ASPEN PLATFORM      Process Chambers
                                 WITH PROCESS CHAMBERS]

Aspen RTP                       [DIAGRAM OF ASPEN PLATFORM
                                 WITH PROCESS CHAMBERS]

                                            [LOGO OF MATTSON THE POWER OF THREE]

What's the deal and why?
-------------------------------------------------

 .    This is a simultaneous merger of 3 companies.
 .    The deal is expected to close in January 2001
 .    Stock Transaction

[PIE CHART SHOWING
OWNERSHIP BREAKDOWN
OF COMBINED ENTERPRISE]

CFM 12%
Steag 32%
Mattson 56%

Why?

 .    Critical Mass
 .    Mulitiple Product Lines
 .    BIG part of our Customer's Business

                                            [LOGO OF MATTSON THE POWER OF THREE]

This seems to be a good deal
Based on Market cap to revenue ratios
-------------------------------------------------

                              CFM/Steag             Mattson            Combined
                                                                        Mattson

Sales ($M)                       $300               $200                $500*
Gross Margin                      39%                54%                 46%
Rev Multiple @ $15                0.8                1.6                 1.1
               $20                1.1                2.2                 1.5
               $30                1.6                3.3                 2.3
               $40                2.2                4.4                 3.1
Comp Companies                    3.2                6.0                 4.6

     . Market Cap/Rev ratios for 52% margin firms is 6.0X (AMAT, NVLS, KLIC, AEIS, CYMR )
     . Market Cap/Rev ratios for 41 % margin firms is 3.2X (LRCX, ASML, GSNX, PRIA, SVGI, DPMI )

* Pro-forma based on YTD and estimates for balance of 2000.

                                            [LOGO OF MATTSON THE POWER OF THREE]

Key Industry Trends
Consolidation in the Equipment Industry
-------------------------------------------------

          1997
 .    Applied Materials
 .    Asyst
 .    Brooks Automation
 .    Eaton SED
 .    Electroglas
 .    ETEC
 .    Equipe Technologies
 .    Fab Solutions
 .    Fairchild
 .    Fusion Systems
 .    Irvine Optical Corporation
 .    KLA
 .    Tencor
 .    Knights Technology
 .    MECS
 .    Novellus
 .    Obsidian
 .    PRI Automation
 .    Promis Systems
 .    Varian SEG

          2000
 .    Applied Materials
 .    Asyst
 .    Brooks Automation
 .    Eaton SED
 .    Electroglas
 .    KLA-Tencor
 .    Novellus
 .    PRI Automation

                                            [LOGO OF MATTSON THE POWER OF THREE]

Key Industry Trends
The Big Are Getting Bigger
-------------------------------------------------

Percentage of Total Industry Sales from Top 10 Suppliers

1994    58.2%
1995    59.3%
1996    59.5%
1997    62.5%
1998    64.8%
1999    68.9%

Source: Morgan Stanley Dean Witter          [LOGO OF MATTSON THE POWER OF THREE]

Taking the Leap to a Top 15 Company
-------------------------------------------------

`00 Rank          Company                2000 Rev. Est*         Growth (%).

1          Applied Materials                $11,000M                146%
2          Tokyo Electron Ltd.               $5,900M                 68%
3          Nikon                             $2,350M                 95%
4          ASM Lithography                   $2,100M                 89%
5          KLA-Tencor                        $1,885M                119%
6          Lam Research                      $1,600M                118%
7          Novellus Systems                  $1,350M                130%
8          Canon                             $1,200M                 90%
9          Silicon Valley Group                $950M                 69%
10         Varian                              $810M                140%
11         Dainippon Screen                    $805M                106%
12         Axcelis (Eaton)                     $670M                110%
13         Hitachi                             $582M                 90%
14         Mattson (est.)                  $460-500M                380%**
15         Kokusai                             $361M                 49%


*  TOP 15 FRONT END PROCESS COMPANIES (SOURCE FOR ESTIMATES: MSDW OR COMPANY)

** YEAR OVER YEAR GROWTH RATE COMPARED TO MATTSON STAND ALONE REVENUE IN 1999 OF
   $103M

                                            [LOGO OF MATTSON THE POWER OF THREE]

Combined Company Overview
-------------------------------------------------


                      [LOGO OF MATTSON TECHNOLOGY]           [LOGO OF STEAG]              [LOGO OF CFM]
Products              Leading Supplier: Dry Strip,       Broad Portfolio: RTP,         Technology Leader in
                      PECVD, RTP & batch                 LPCVD & Wet Processing        Wet Process Equipment
                      Epi Products                       Products


Employees             500+ Employees Worldwide           1000+ Employees Worldwide     300+ Employees Worldwide

Sales                 Expect. 2000 revenue: $200M        1999 Annual Sales 250M$       Expect. 2000 rev: $52M


Installed Base        Installed Base>1100 Tools          Installed Base>800 Tools      Installed Base>200 Tools

                                            [LOGO OF MATTSON THE POWER OF THREE]

Multi-Product & Multi-Technology Company
#1 or #2 in More than One Market
-------------------------------------------------

                                                                      Market
                                                                     Position

Dry Strip             Mattson Strip #1 in 1999
                                                                        #1

RTP                   Lamp-based Steag product line to                  #2
                      be complemented by susceptor-
                      based Mattson product

Wet Processing        Steag market & engineering                        #4-5
                      leadership combined with CFM
                      technology leadership


Source:  Dataquest                          [LOGO OF MATTSON THE POWER OF THREE]

What companies have succeeded with a multi-product strategy?
-------------------------------------------------

Top 7 Equipment Suppliers + Mattson

Equipment Segment               Applied       TEL        Mattson       Nikon          ASM        Lam          Canon       Novellus
Steppers                                                               #1             #2
Photoresist Processing                        #1
Automated Wet Stations
Dry Strip                                                #1
Dry Etch                        #1                                                               #2
Chem. Mech. Polishing           #1
Diffusion/Tube CVD                            #1
Non-Tube Reactor CVD            #1                                                                                        #2
Sputtering                      #1
Electrochemical Dep.            #1                                                                                        #2
Silicon Epitaxy                 #1
Implant
RTP                             #1                       #2

Shows products lines that are #1 or #2 in '99 market share
                                            [LOGO OF MATTSON THE POWER OF THREE]

We Provide Solutions
Greater than 40% of the Process Steps in a Fab
-------------------------------------------------

[GRAPHIC SHOWING CROSS SECTIONS OF 0.15 (MU) LOGIC AND 64 DRAM CHIPS WITH THE
                            VARIOUS LAYERS LABELED]


                                            [LOGO OF MATTSON THE POWER OF THREE]

Strong Position at Top 20 Manufacturers
(top 20 buys 80% of equipment)
-------------------------------------------------

                         Customer

[LOGO OF INTEL]            Intel

[LOGO OF Samsung]          Samsung           [Y][Z]

[LOGO OF IBM]              IBM            [X][Y][Z]

[LOGO OF TSMC]             TSMC              [X][Z]

[LOGO OF TI]               TI             [X][Y]

[LOGO OF STM]              STM               [X][Z]

[LOGO OF UMC]              UMC Group      [X][Y][Z]

[LOGO OF NEC]              NEC            [X]   [Z]

[LOGO OF Micron]           Micron               [Z]

[LOGO OF Toshiba]          Toshiba

                         Customer

[LOGO OF AMD]              AMD               [X][Z]

[LOGO OF Winbond]          Winbond           [X]

[LOGO OF Motorola]         Motorola          [Y][Z]

[LOGO OF Phillips]         Phillips          [Y]

[LOGO OF Fujitsu]          Fujitsu        [X]

[LOGO OF Infineon]         Infineon       [X][Y][Z]

[LOGO OF Lucent]           Lucent               [Z]

[LOGO OF Nan Ya]           Nan Ya            [X][Z]

[LOGO OF Chartered]        Chartered         [X][Z]

[LOGO OF Hitachi]          Hitachi           [X][Z]

[X] Mattson
[Y] CFM
[Z] Steag

                                            [LOGO OF MATTSON THE POWER OF THREE]

Strong in the Fastest Growing Market
"Vendor of Choice for Foundries"
-------------------------------------------------


Largest Foundries                                      #1 Strip Vendor

TSMC                                                       Mattson

WaferTech                                                  Mattson

UMC                                                        Mattson

USIC                                                       Mattson

USC                                                        Mattson

Silicon Integrated Systems                                 Mattson

WSMC                                                       Mattson

Winbond                                                    Mattson

Chartered                                                  Mattson

Chartered CSP (JV HP)                                      Mattson

Chartered SMP (JV Lucent)                                  GSNX

                                   Foundries
                                    26% CAGR

                    [BAR GRAPH SHOWING WORLDWIDE PROJECTED
                          ANNUAL SALES BY FOUNDRIES,
                                  1998-2003]

                                            [LOGO OF MATTSON THE POWER OF THREE]

                               New Company Logo:

                               [LOGO OF MATTSON]

                        Company Name: Mattson Technology
                        Headquarter: Fremont, California
                                  NASDAQ: MTSN

     [GRAPHIC OF THREE INTERLOCKING CIRCLES, ONE DISPLAYING CFM LOGO, ONE
            DISPLAYING STEAG LOGO AND ONE DISPLAYING MATTSON LOGO]

                                            [LOGO OF MATTSON THE POWER OF THREE]

Total Available Market
for combined companies
Both Current AND Future Revenue Drivers
-------------------------------------------------
Market Size ($M)

[BAR GRAPH SHOWING ACTUAL AND PROJECTED MARKET SIZE OF CVD, COPPER, EPI, WET, RTP AND STRIP SEGMENTS FOR THE YEARS 1998-2002, INCLUDING BREAKDOWN OF EACH SEGMENT AS A PERCENTAGE OF THE TOTAL AVAILABLE MARKET]

CVD                          26%
Copper                       55%
Epi                          23%
Wet                          28%
RTP                          36%
Strip                        28%

                                            [LOGO OF MATTSON THE POWER OF THREE]

Product Line Status (Market Share)
Good Balance, BUT need all arrows going up
-------------------------------------------------

 [GRAPH SHOWING MARKET SHARE DEVELOPMENT TRENDS FOR COPPER, LPCVD, PECVD, WET,
           RTP, STRIP AND EPI PRODUCT LINES OF COMBINED ENTERPRISE]

                                            [LOGO OF MATTSON THE POWER OF THREE]

Plasma Products
Leading Market Share and Best Technology
-------------------------------------------------

Strip: Resist strip & clean

     .    #1 Market Share in 200mm (*30%), but maybe 50% Market Share on 300mm

     .    Technology Leadership with ICP technology, adv. cleans, 300mm

[GRAPHIC OF STRIP PROCESS CHAMBER]

[GRAPHIC SHOWING CROSS SECTION OF A CHIP WITH LAYERS LABELED]

CVD: Deposit dielectric films

     .    "Best" PECVD technology

     .    Increasing market share. Sales increased 400% in 1999

     .    Aspen III CVD bridge tool a success

Copper (CuTek): In Development

                                            [LOGO OF MATTSON THE POWER OF THREE]

Thermal Products - RTP, LPCVD and Epi
The Only True Alternative to the Furnace
-------------------------------------------------

RTP: Rapid Thermal Processing

     .    #2 Market Share - Aspen Platform may be solution to increase share.
     . Between AG, AST & Mattson have broadest capability: lamp AND susceptor based technology.

[GRAPHIC OF RTP PROCESS CHAMBER]

LPCVD: In Development

     .    Needed to attack the Furnace market.
     . Susceptor system may be the solution our customers have been waiting for.

EPI: Second strongest growing business

     .    May be #1 in Batch Epi business
     .    Great technical synergies with RTP & LPCVD

                                            [LOGO OF MATTSON THE POWER OF THREE]

Wet Products - "We can Win !!"
Best technology & Best engineering
-------------------------------------------------

STEAG Wet
---------

 .    Broadest product line
 .    Leading Marangoni Dryer
 .    SC300 "Top Supplier"

[PHOTO OF STEAG WET SYSTEM]

CFM OMNI(TM)
------------

 .    Innovative and Patented System. Strong IP !!
 .    SC300 "Top Supplier"

[PHOTO OF CFM OMNI SYSTEM]

Combined Company has
--------------------

#4-5 Market Share
     -    Best Technology & Engineering
     -    Most Global Supplier
     -    Best Management Team
     -    Strong 300mm offering

                   We can become the leader in this market !!

                                            [LOGO OF MATTSON THE POWER OF THREE]

300mm Market Share Shift
Next to Applied, the best array of 300mm system
-------------------------------------------------

[PHOTO OF MATTSON ASPEN III SYSTEM]

Mattson Aspen III
-----------------

 .    CVD, Dry Strip
 .    (greater than)25 tools in production
 .    Semiconductor 300, Samsung

[PHOTO OF STEAG RTP SYSTEM]  [PHOTO OF STEAG WET SYSTEM]

STEAG RTP and Wet
-----------------

 .    (greater than)30 AST 3000 systems
 .    5 wet systems installed
 .    3 single tank systems
 .    Semiconductor 300 "Top Supplier"

[PHOTO OF CFM OMNI SYSTEM]

CFM OMNI(TM)
------------

 .    Semiconductor 300 "Top Supplier"
 .    Multiple tools in production

                                            [LOGO OF MATTSON THE POWER OF THREE]

Financial Overview
-------------------------------------------------

     .    Mattson has done very well financially

     .    CFM & Steag are not so good, but progress being made

     .    We continue to find more synergies than we expected

     . Based on prelim. information, deal could be more accretive than estimated earlier

     .    There are still real Investor concerns

                                            [LOGO OF MATTSON THE POWER OF THREE]

Investor Concerns
-------------------------------------------------

     .    Lack of information on Steag

     .    CFM's losses & weak balance sheet

     .    Legal conflict between CFM & Steag Wet business

     .    Can CFM & Steag wet business ever be profitable

     .    Delayed Closing is a problem - Why delay?

                                            [LOGO OF MATTSON THE POWER OF THREE]

Mattson is doing well Financially
100% Growth & Returning to 1999 Model
-------------------------------------------------

                Another way to look at the Industry Growth Cycle
        (Stand alone Mattson Technology Inc. historical and estimates)

                         1995     1996     1997     1998     1999    2000

Sales ($M)                $55      $73      $77      $59     $103    $205

Gross Margin              55%      55%      52%      36%      48%     50%

RD&E                      11%      16%      19%      35%      19%     14%

SG&A                      21%      29%      32%      41%      31%     26%

Operating Profits         23%      10%      1 %     (43%)     (1%)    10%

                                100% Growth Rate

                                                     Returning to
                                                  Profitability now

                               6 Year Revenue & Profitability Cycle

                                            [LOGO OF MATTSON THE POWER OF THREE]

CFM & Steag behind but improving
Estimates for merging companies for 2000 & 2001
-------------------------------------------------

                               CFM                         Steag                      Mattson
                     1999     2000    2001        1999     2000    2001      1999       2000     2001
Sales ($M)            $32      $52     $95        $147    $249     $358      $103      $200   $281
Gross Margin          33%      38%     43%         32%      38%      39%       48%       51%    54%
RD&E                  32%      17%      9%         21%      15%      13%       19%       15%    14%
SG&A                  47%      45%     24%         30%      20%      18%       31%       25%    23%
Operating Profits    (47%)    (24%)    10%       (19%)      3%        9%       (1%)      11%    17%


Proforma results and models without effects of goodwill and one-time charges

                                            [LOGO OF MATTSON THE POWER OF THREE]

The New Financial Model
Yr. 2001 proforma models and 2002/3 targets
-------------------------------------------------

                                                                     New
                                                       2001         Target
                       CFM       Steag     Mattson    Mattson       Model
Sales ($M)             $95       $358        $281      $734
Gross Margin            43%       39%         54%       46%          50%
RD&E                     9%       13%         14%       13%          12%
SG&A                    24%       18%         23%       20%          18%
Operating Profits       10%        9%         18%       13%          20%

     . Based on the synergies we've seen we expect to improve Operating Profits at CFM and Steag

     . Even with Lower Gross Margin in Wet, Operating Margins will increase as a Percent of Sales

     . Projections are based on proforma models without effects of goodwill and one-time charges

                                            [LOGO OF MATTSON THE POWER OF THREE]

Integration
-------------------------------------------------

     .    Several reasons why this integration will be better than others

          -    Phase Integration, IPO, Dedicated teams

          -    Management Breadth and Depth

          -    Pre-Existing Relationships

          -    Speed

                                            [LOGO OF MATTSON THE POWER OF THREE]

Integration Planning
-------------------------------------------------

 .    Dedicated Integration Program Office (IPO) with full-time Top Executive and staff reporting directly to CEO

 .    4 Phased Integration Plan with first 3 planning Phases actually completed before finalization of the Deal !!

 .    All major Integration Plans targeted to be finished within 60 days of
     Closing

 .    Internal Dedicated teams as well as outside Consultants being used

                                            [LOGO OF MATTSON THE POWER OF THREE]

Management Breadth & Depth
Management Gap reduced with this deal
-------------------------------------------------

 .    Steag team has done several integrations and they learned from them

 .    2nd & 3rd level management teams achieved record quarters despite M&A and due diligence distraction

 .    Significant international management experience in senior management team

 .    Balance in Executive Staff: of 26 Top Managers only 10 from the US, 8 from
     Europe, and 8 from the pacific Rim

                                            [LOGO OF MATTSON THE POWER OF THREE]

Pre-Existing Relationships
"Cross cultural experience and friendships"
-------------------------------------------------

 .    Brad Mattson & Roger Carolin work together for 4 years on CFM Board

 .    CFM & Mattson already have Strategic Alliance

 .    Ferdinand Seemann (Mattson Exec VP) was former President of Steag MicroTech

 .    Ludger Viefhous (Steag VP) was CEO of Monsanto Silicon Business, MEMC

 .    Vicky Ruiz, Mattson VP (now in charge of IPO) lived in Germany and was an
     HR Executive at Daimler Benz

                                            [LOGO OF MATTSON THE POWER OF THREE]

Finally..... Speed
Most Fast Integrations Succeed
-------------------------------------------------

 .    Slow Integrations

     -    70 to 80% of acquisitions fail if integration takes > 180 days

 .    Fast Integrations

     - 70 to 80% of acquisitions Succeed if integration takes [less then] 90 days

 .    Our Timing

     -    Started Integration plans before Definitive Agreement was signed !!

     -    Integration plans should be executed within 60 days after closing

                                            [LOGO OF MATTSON THE POWER OF THREE]

Wrapping Up
Mattson has been Successful in the Past
-------------------------------------------------

                                      CAGR
                                   Mattson 40%
                                  Industry 6%

                      [LINE GRAPH SHOWING COMPOUND ANNUAL
                       GROWTH RATE IN REVENUE COMPARISON
                                 AMONG MTSN,
                           AMAT, NVLS, SYGI, LRCX,
                             FSI, CSNX AND UTEK
                          OVER THE YEARS 1994-1999]

                                            [LOGO OF MATTSON THE POWER OF THREE]

Taking the Leap to a Top 15 Company
-------------------------------------------------

`00 Rank    Company                     2000 Rev. Est*       Growth (%).
1           Applied Materials             $11,000M               146%
2           Tokyo Electron Ltd.            $5,900M                68%
3           Nikon                          $2,350M                95%
4           ASM Lithography                $2,100M                89%
5           KLA-Tencor                     $1,885M               119%
6           Lam Research                   $1,600M               118%
7           Novellus Systems               $1,350M               130%
8           Canon                          $1,200M                90%
9           Silicon Valley Group             $950M                69%
10          Varian                           $810M               140%
11          Dainippon Screen                 $805M               106%
12          Axcelis (Eaton)                  $670M               110%
13          Hitachi                          $582M                90%
14          Mattson (est.)               $460-500M               380%**
15          Kokusai                          $361M                49%


*  TOP 15 FRONT END PROCESS COMPANIES (SOURCE FOR ESTIMATES; MSDW OR COMPANY)
** YEAR OVER YEAR GROWTH RATE COMPARED TO MATTSON STAND ALONE REVENUE IN 1999
   OF $103M
                                            [LOGO OF MATTSON THE POWER OF THREE]


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

Summary
"The New Mattson - Highlights"
-------------------------------------------------

 .    Mattson has great history Growth & Profits

 .    This achieves Critical Mass Now !! - # 14 firm

 .    Very unique Multi-Product Position creates strong ties to Top 20 Customers

 .    Improved Target Financial Model for New Cos

 .    We Plan to integrate quickly, effectively, and Successfully

                         Potential for the 6th largest
                               equipment company

                                            [LOGO OF MATTSON THE POWER OF THREE]


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